                                                                 Exhibit (a)(11)


This announcement is neither an offer to purchase nor a solicitation of an offer to sell Securities (as defined below). The Offer (as defined below) is being made solely by the Offer to Purchase dated June 19, 2000 and the related Letter of Transmittal, and is being made to all holders of Securities. Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer or the acceptance of Securities pursuant thereto is prohibited by any administrative or judicial action or by any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Securities pursuant thereto, Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Securities in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by Chase Securities Inc. or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash All Outstanding Shares of Common Stock (Including the Associated Preferred Share Purchase Rights) at $8.45 Net Per Share and All Outstanding Shares of Series A Convertible Preferred Stock at $105.625 Net Per Share and All Outstanding Warrants to Purchase Shares of Common Stock at $8.45 Net Per Warrant Less the Exercise Price of Such Warrant of PSC Inc. by Mohawk Acquisition Corp. a wholly owned subsidiary of Mohawk Corp.

Mohawk Acquisition Corp., a New York corporation ("Purchaser") and a wholly owned subsidiary of Mohawk Corp., a Delaware corporation ("Parent"), is offering to purchase (a) all the shares of Common Stock, par value $0.01 per share ("Common Stock"), of PSC Inc., a New York corporation (the "Company"), including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of December 30, 1997, as amended (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C., as rights agent, that are issued and outstanding, at a purchase price of $8.45 per share, (b) all the shares of Series A Convertible Preferred Stock, par value $0.01 per share ("Preferred Stock"), of the Company that are issued and outstanding, at a purchase price of $105.625 per share, and (c) the warrant, exercisable prior to September 10, 2001, evidencing rights to purchase an aggregate of 180,000 shares of Common Stock, at a purchase price of $0.45 per underlying share of Common Stock represented by the warrant, and the warrants, exercisable prior to July 12, 2006, evidencing rights to purchase an aggregate of 975,000 shares of Common Stock, at a purchase price of $3.20 per underlying share of Common Stock represented by each warrant (the "Warrants" and, collectively with the Common Stock and Preferred Stock, the "Securities"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 19, 2000 (the "Offer to

Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Following the Offer, Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW
YORK CITY TIME, ON MONDAY, JULY 17, 2000, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of shares of Common Stock, shares of Preferred Stock and Warrants (determined as if shares of Preferred Stock and Warrants have been converted into or exercised for shares of Common Stock) that, when added to Securities already owned by Parent, Purchaser and their subsidiaries, shall constitute two-thirds of the then outstanding shares of Common Stock on a fully diluted basis (including all shares of Common Stock issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights (other than the Rights)), (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated prior to the expiration of the Offer and (iii) Purchaser having obtained sufficient financing immediately prior to the expiration of the Offer to enable it to purchase the Securities to be purchased by it and to pay fees and expenses of the Offer and Merger. The Offer is also subject to certain other conditions contained in the Offer to Purchase. See Section 13 of the Offer to Purchase, which sets forth in full the conditions to the Offer.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 5, 2000 (the "Merger Agreement"), among Parent, Purchaser and the Company. The Merger Agreement provides that, among other things, as promptly as practicable after the purchase of Securities pursuant to the Offer and subject to the conditions set forth in the Merger Agreement and in accordance with the Business Corporation Law of the State of New York ("New York Law"), Purchaser will be merged with and into the Company (the "Merger"). As a result of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time") and without any action on the part of the holder thereof, each issued and outstanding share of Common Stock (other than those shares held in the treasury of the Company or shares held by Parent, Purchaser or any subsidiary of Parent or of the Company, and other than shares held by shareholders who shall have demanded and perfected appraisal rights under New York Law) will be converted into the right to receive $8.45 in cash, and each issued and outstanding share of Preferred Stock (other than those shares held in the treasury of the Company or shares held by Parent, Purchaser or any subsidiary of Parent or of the Company, and other than shares held by shareholders who shall have demanded and perfected appraisal rights under New York Law) will be converted into the right to receive $105.625 in cash, or in each case any higher price that may be paid per share in the Offer, without interest. Any Warrants outstanding as of the Effective Time shall remain outstanding until the earlier of their exercise or expiration pursuant to the terms thereof, and after the Effective Time, each holder of a Warrant shall be entitled to receive upon the presentation for surrender thereof an amount in cash equal to the product of (x) the consideration paid for a share of Common Stock pursuant to the Merger less the exercise price of such Warrant multiplied by (y) the number of shares of Common Stock for which such Warrant was exercisable immediately prior to the Effective Time.

The Board of Directors of the Company has determined that the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, are fair to, and in the best interests of, the holders of Securities, has approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including each of the Offer and the Merger, and has resolved to recommend that the holders of Securities accept the Offer and tender their Securities pursuant to the Offer.

Simultaneously with entering into the Merger Agreement, Parent, Purchaser and certain shareholders of the Company (each, a "Stockholder") entered into a Stockholders Agreement, dated as of June 5, 2000 (the "Stockholders Agreement"), pursuant to which, upon the terms and subject to the conditions set forth therein, each Stockholder has, among other things, agreed to tender pursuant to the Offer and not withdraw all the Securities owned as of the date of the Merger Agreement (beneficially or of record) or that may be thereafter acquired by such Stockholder. Each Stockholder also granted an irrevocable proxy to Parent, allowing Parent to vote all Securities held by such Stockholder in matters involving the approval and adoption of the Merger Agreement and any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement and voted on by the Company's shareholders. As of June 5, 2000, the Stockholders collectively owned (either beneficially or of record) Securities constituting approximately 6.47 percent of the outstanding shares of Common Stock on a fully diluted basis.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Securities validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to ChaseMellon Shareholder Services, L.L.C. (the "Depositary") of Purchaser's acceptance for payment of such Securities pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Securities accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering holders of Securities for the purpose of receiving payments from Purchaser and transmitting such payments to tendering holders whose Securities have been accepted for payment. Under no circumstances will interest on the purchase price for Securities be paid, regardless of any delay in making such payment. In all cases, Purchaser will pay for Securities tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Securities (the "Share Certificates") or timely confirmation of a book-entry transfer of such Securities into the Depositary's account at the Book-Entry Transfer Facility (as defined in Section 2 of the Offer to Purchase) pursuant to the procedure set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined in Section 2 of the Offer to Purchase) and (iii) any other documents required under the Letter of Transmittal.

Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any condition specified in Section 13 of the Offer to Purchase, by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as practicable by public announcement thereof, such announcement to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Offer. During any such extension, all Securities previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering holder of Securities to withdraw such holder's Securities.

Tenders of Securities made pursuant to the Offer are irrevocable except that Securities may be withdrawn at any time prior to 12:00 midnight, New York City time, on Monday, July 17, 2000 (or the latest time and date at which the Offer, if extended by Purchaser, shall expire) and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after Thursday, August 17, 2000. For the withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Securities to be withdrawn, the number of Securities to be withdrawn and the name of the registered holder of such Securities, if different from that of the person who tendered such Securities. If Share Certificates evidencing Securities to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Securities have been tendered for the account of an Eligible Institution. If Securities have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Securities. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided Purchaser with the Company's shareholder list and security position listings, including the most recent list of names, addresses and security positions of non-objecting beneficial owners in the possession of the Company, for the purpose of disseminating the Offer to holders of Securities. The

Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Securities whose names appear on the Company's shareholder lists and will be furnished, for subsequent transmittal to beneficial owners of Securities, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read before any decision is made with respect to the Offer.

Questions and requests for assistance or for additional copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at Purchaser's expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent, the Dealer Manager and the Depositary) for soliciting tenders of Securities pursuant to the Offer.

The Information Agent for the Offer is:
[INNISFREE LOGO]
501 Madison Avenue, 20th Floor
New York, New York 10022
Banks and Brokers Call Collect: (212) 750-5833
All Others Call Toll Free: (888) 750-5834
The Dealer Manager for the Offer is:
Chase Securities Inc.
270 Park Avenue
New York, New York 10017
Call Collect (212) 270-2631
June 19, 2000